

November 10, 2014

Via E-Mail
Andrew D. Thorpe
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105-2669

> **Re:** **Gilat Satellite Networks Ltd.**
> **Schedule TO-T filed October 24, 2014**
> **Filed by FIMI Opportunity IV, L.P.**
> **File No. 5-49455**

Dear Mr. Thorpe:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO –Exhibit (a)(1)(A) - Offer to Purchase

General

1. As you know, you have submitted a request for exemptive and no-action relief from certain U.S. tender offer rules in connection with this offer. We are continuing to consider your request, as revised and may have additional comments on your filing, depending on the disposition of your exemptive and no-action request. Please confirm your understanding in your response letter.

2. You have omitted financial and pro forma financial information for the Bidder because each member of the Bidder Group believes that such financial statements are not material in the context of this offer. However, we note that you are outside the purview of

Instruction 2 to Item 10 of Schedule TO which articulates when financial statement are not material because this is a partial offer by a non-reporting company. In addition, the offer is for 12.1% of Gilat's outstanding ordinary shares. After the offer, the Bidder Group will own 35.1% of Gilat. Under these circumstances, we believe that bidder financial statements and pro formas may be material. Please include the disclosure required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, or provide your analysis as to why such disclosure is not material here.

3. We note that the Bidder Group currently owns 23% of the issued and outstanding Gilat ordinary shares. In addition, two directors of Gilat are designees of FIMI and one such director, Mr. Ishay Davidi, is the control person of the Bidder Group. Given the existing affiliation between the Bidder Group and Gilat, please confirm in your response letter (if true) that this offer is not the first step in a series of transactions that may have one of the effects enumerated in Rule 13e-3(a)(3)(ii).

Summary Term Sheet, page 1

4. Briefly describe the accounting treatment of the offer, or explain in your response letter why the accounting treatment is not material in the context of this offer. See Item 1004(a)(1)(xi) of Regulation M-A.

Conditions of the Offer, page 29

5. Refer to the disclosure on page 31 to the effect that any of the listed conditions may be asserted by you regardless of the circumstances giving rise to any such conditions. Offer conditions must be outside of your control in order to avoid an illusory offer. Please revise to avoid the impression that a condition may be triggered exclusively by your own action or inaction.

6. Refer to the disclosure on page 31 to the effect that your failure to exercise any of foregoing rights by asserting a listed offer condition will not be deemed a waiver of such right, which you describe as "ongoing." Note that if an event occurs that "triggers" a listed offer condition, you must inform shareholders promptly whether you will waive that condition and proceed with the offer, or terminate it and return tendered securities. You may not wait until the end of the offer period to make this determination unless the language of the condition is such that its satisfaction is not determined until expiration. Please revise your disclosure accordingly.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions